650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com

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100 F Street, N.E.
Washington, DC 20549	File No. 055206-0001

Re:	Entellus Medical, Inc.
Draft Registration Statement on Form S-1
Submitted October 7, 2014
CIK No. 0001374128

Dear Ms. Ravitz:

On behalf of Entellus Medical, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). An electronic version of Amendment No. 1 (the “Amendment”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Amendment has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated November 3, 2014, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Prospectus Summary

1.	Please balance your summary to include your history of net and operating losses and your accumulated deficit. Also revise your summary to address the fact that you do not market your products outside the United States and Canada, as disclosed on page 79.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 63 of the Amendment.

November 12, 2014

2.	Please tell us why you believe information regarding health insurance coverage in the last paragraph on page 1 is appropriate for your prospectus summary given your estimate on page 2 that the addressable market for your product in the United States consists of only approximately 630,000 patients. In addition, please disclose the basis for that estimate, as well as for your estimated market opportunity of approximately $1 billion and your estimate on page 72 that approximately six million Americans under the age of 18 suffer from chronic sinusitis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Amendment to remove the reference to the number of covered lives, and instead to refer only to the percentage of covered lives that are eligible for coverage for balloon sinuplasty procedures. The Company believes that disclosures describing the extent to which FDA-cleared medical technologies are covered by third-party payors are important because the commercialization of these products may be hindered if such payors, including government healthcare programs such as Medicare and Medicaid, do not cover and pay for the procedures in which the medical technology is used. The disclosure in the last paragraph of page 1 of the Registration Statement informs investors that third-party payor coverage of the medical procedures in which our products are used is present for most but not all patients in the United States. In addition, the Company has revised the disclosure on pages 2 and 65 of the Amendment to provide the basis for its estimated market opportunity and on page 72 of the Amendment to provide the basis for the estimated number of Americans under the age of 18.

Risks Associated with Our Business, page 5

3. We note your disclosure in the fifth bullet point that you are exposed to a “variety of risks” as a result of your agreement with Acclarent. Please expand your disclosure to highlight the most important of these risks. Also expand your disclosure in this section to address the material weakness in your internal control over financial reporting.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 5 and 6 of the Amendment.

Implications of Being an Emerging Growth Company, page 6

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that as of the date of this letter neither the Company nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act, as amended (the “Securities Act”). If any written communications are presented to potential investors, either by the Company or by anyone authorized to do so on the Company’s behalf, subsequent to the date of this letter in reliance on Section 5(d) of the Securities Act, the Company hereby undertakes to supplementally provide the Staff with copies of all such written communications.

November 12, 2014

Results of Operations, page 52

5. Please revise to separately quantify the effect of each of the material reasons for the changes in revenue that you mention. In this regard, we note your reference on page 53 to the introduction of your XprESS LoProfile with Light Fiber in January 2013 and the launch of your XprESS LoProfile with LED Light Fiber in August 2013, as well as the increase in average selling price. Also please quantify separately the effects of prices and volume in the changes in your gross margins.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 53 of the Amendment to quantify the material reasons for the increase in revenue. Separately, the Company respectfully advises the Staff that pages 52 and 53 of the Amendment contain disclosure identifying the effects of price and volume change on the Company’s gross margin. More specifically, as described, the Company’s two percentage point increase in gross margin during the described nine-month period was primarily the result of increased volume. While average selling prices also increased, the effect of this increase was partially offset by increased cost of goods sold associated with the XprESS LoProfile with Light Fiber. Similarly, the Company’s three percentage point increase in gross margin during 2013 was primarily the result of increased volume, as well as changes in product mix.

Stock-Based Compensation, page 60

6. Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the estimated price range in a subsequent amendment to the Registration Statement. To the extent there is a significant difference between the estimated grant-date fair value of the Company’s common stock during the past twelve months and the estimated offering price, the Company will inform the Staff of each significant factor contributing to such difference.

Our Competitive Strengths, page 67

7. With a view toward clarified disclosure, please explain to us why your products do not require “significant additional capital expenditures by ENT physicians associated with some competing products.”

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 4 and 68 of the Amendment. Supplementally, the Company notes that one of its competitors, Medtronic Inc., sells a sinus balloon dilation device that requires connection to a CT image guidance system that is typically sold for over $100,000. The CT image guidance system is a computerized method of displaying to the ENT physician a CT image of the patient’s sinuses and simultaneously tracking the location of the tip of the Medtronic balloon device as it is moved into the sinus. The system enables the physician to position the balloon device into the patient’s sinus drainage pathway. By contrast, the Company’s products do not require this expensive capital equipment, and instead the doctor confirms correct placement of the tip of the Company’s

November 12, 2014

balloon devices into the sinus drainage path by multiple methods that include transillumination of the device tip through the skin of the patient, direct visualization with an endoscope, controlled excursion of the transilluminated light as the device is swept back and forth, and use of depth markers on the device shaft. None of those methods require significant capital expenditures.

Our Products, page 70

8. Refer to the first sentence of the last risk factor on page 22. Please revise your prospectus to disclose the “specific treatments” for which your products have been cleared by the Food and Drug Administration.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 70 of the Amendment.

Clinical Results and Studies, page 73

9. Please clarify why your trial has been the only one “with sufficient statistical power” to demonstrate advantages of balloon sinus dilation, as you disclose on this page.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 73 of the Amendment.

Competition, page 81

10. Please revise to clarify whether your XprESS devices require the use of your PathAssist products, or whether another manufacturer’s tools can be used with your devices.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 71 and 81 of the Amendment.

Principal Stockholders, page 117

11. Please disclose the three individuals you mention in note (3) on page 119 who exercise shared voting and/or dispositive powers with respect to the shares held in the name of Split Rock Partners, LP.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Amendment.

Revenue Recognition, page F-10

12. We note that you recognize sales of XeroGel under the distribution agreement with CogENT on a net basis. Please revise to clarify your arrangement with CogENT, including whether you take ownership of inventory and explain to us your consideration of the guidance in FASB ASC 605-45. Please also disclose the amount of revenue recognized on a net basis.

November 12, 2014

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-10 of the Amendment. Supplementally, the Company provides that its arrangement with CogENT does not involve the Company taking title to the product nor handling returns or any post-shipment obligations for product shipped directly from the CogENT warehouse to customers ordering XeroGel, as those are borne by CogENT. The Company evaluated gross versus net presentation of revenue from XeroGel product sales shipped by CogENT directly to customers in accordance with the revenue recognition criteria outlined in FASB ASC 605-45, Principal Agent Considerations. Specifically, the Company has evaluated this arrangement primarily on the applicable indicators set forth in ASC 605-45-45 as outlined below:

The following applicable indicator of net reporting was also evaluated:

•	The Entity’s Supplier is the Primary Obligor in the Arrangement – CogENT is responsible for fulfillment of customer orders, including the acceptability of the products ordered by a customer and any post-shipment obligations.
•	The Entity’s Supplier is solely involved in the determination of product specifications – CogENT determines the nature, type, characteristics or specifications of the product provided to the customer.
•	The Entity’s Supplier assumes inventory loss risk – CogENT holds inventory and title does not pass to the Entity.

Indicators of gross reporting:

•	The Entity Has Latitude in Establishing Price – the Company may determine the price billed to customers for the sale of CogENT products at its own discretion.
•	The Entity Has Credit Risk – the Company is responsible for collecting the sales price from a customer but must pay the amount owed to CogENT after the supplier performs, regardless of whether the sales price is fully collected.

Based on consideration of the indicators above, the Company concluded that CogENT being considered the primary obligor in this arrangement for sales directly shipped by CogENT to customers was a strong indicator or basis to report revenue on a net basis rather than gross. The Company accordingly records revenue related to products sold under the CogENT distribution agreement that are shipped by CogENT directly to customers on a net basis in accordance with the revenue recognition criteria outlined in FASB ASC 605-45. The amounts of revenue recorded on a net basis for the year ended December 31, 2013 and the nine month period ended September 30, 2014 were approximately $65,000 and $551,000, respectively. For product which the Company takes title and handling of returns, the revenue from these sales are recorded on a gross basis as provided for in the guidance outlined in FASB ASC 605-45. The amounts of revenue recorded on a gross basis for the year ended December 31, 2013 and the nine month period ended September 30, 2014, were none and approximately $96,000, respectively.

13. Please explain to us whether you have multiple-elements in your revenue arrangements and whether there are any post-shipment obligations. Refer to FASB ASC 605-25-50.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it reviewed ASC 605-25-50 and determined there are no multiple elements within its revenue arrangements. The Company has one post-shipment obligation as a result of a limited one-year warranty for products sold to customers. The Company monitors warranty costs and makes adjustments, if necessary, as actual claims become known or the amounts are determinable. The amount of warranty expense for the years ended December 31, 2012 and 2013 and nine month periods ended September 30, 2014 and 2013 were approximately $5,000,

November 12, 2014

$15,000, $5,000 and $18,000, respectively. The Company’s accrued warranty liability as of any reporting period end date is not material.

Note E – Debt, page F-15

14. Please revise to disclose the accounting treatment for the final payment fee on your long-term debt.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-15 and F-16 of the Amendment.

Note K – Commitment and Contingencies, page F-25

15. We reference your discussion of the licensing agreement with Acclarent, Inc. If material, please revise to disclose the license fees and royalties paid under the arrangement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and F-26 of the Amendment. Supplementally, the Company advises the Staff that the only amounts paid and payable under the Acclarent License are royalty-based payments. Concurrent with entering into the Acclarent License (as defined in the Amendment), the Company made an initial lump-sum payment equal to the royalties that would have been due for the period between July 28, 2010 and the effective date of the Acclarent License had the Acclarent License previously been in place. This initial payment was effectively a retroactive royalty payment. Going forward, the Company has paid and will continue to pay royalties based on a percentage of net sales of Covered Products. The Company believes this royalty rate should be kept confidential as its disclosure would cause the Company substantial competitive harm. For example, if this information were revealed to future licensors, the Company would be placed at an extreme disadvantage as it would have difficulty obtaining more-advantageous royalty rates in future negotiations with such future licensors. Moreover, future license grants could involve intellectual property and know-how that may be more or less valuable to the Company than the rights it licenses from Acclarent. In those instances, disclosure of the Acclarent royalty rate would be detrimental to the Company in its efforts to negotiate royalty rates with other third parties that reflect the true value of the technology to be licensed from such licensors.

In light of the highly confidential nature of the royalty rate, the Company also believes that specific disclosure of the royalty amounts paid under the Acclarent License (including the initial retroactive lump-sum royalty paid at inception) should be kept confidential and not disclosed. Disclosure of the royalty amounts paid would be similarly detrimental to the Company, as those amounts, combined with the Company’s other financial disclosures, would enable third parties to calculate the royalty rate.

Given the foregoing, the Company has revised the disclosure on pages 83 and F-26 of the Amendment to disclose the existence of the initial retroactive lump-sum royalty payment and to generally characterize the royalty rate as being in the low double-digit percentages. The Company believes this disclosure adequately describes the payments under the Acclarent License and provides investors sufficient information to effectively evaluate the significance of

November 12, 2014

this royalty obligation in the context of the Company’s overall financial state without substantially harming the Company’s competitive position.

Prospectus Inside Back Cover

16. Please tell us why you believe the reference to 29 million chronic sinusitis patients is appropriate given your estimate that the addressable market for your product in the United States consists of approximately 630,000 patients.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the inside back cover page of the Amendment to remove the reference to 29 million chronic sinusitis patients.

Signature Page

17. Please parenthetically indicate who is signing the registration statement in their capacity as principal financial officer.

Response: In response to the Staff’s comment, the Company has revised the signature page of the Amendment.

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November 12, 2014

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.714.755.8181. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ B. Shayne Kennedy

B. Shayne Kennedy, Esq.

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Brian E. Farley, Entellus Medical, Inc.

Thomas E. Griffin, Entellus Medical, Inc.